United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.
On May 27, 2010, at 10:30 am, Messrs. Sérgio Ricardo Silva Rosa (Chairman), Jorge Luiz Pacheco, Renato da Cruz Gomes, José Ricardo Sasseron, Sandro Kohler Marcondes and Eduardo Fernando Jardim Pinto, directors and Messrs. Hajime Tonoki, Paulo Sergio Moreira da Fonseca and Wanderlei Viçoso Fagundes, alternates, met at the Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: “CREATION OF NEW POSITIONS; APPOINTMENT OF EXECUTIVE OFFICERS; AND REALLOCATION OF ATTRIBUTIONS — Pursuant to §1º of article 26 of Vale’s By-Laws and upon the Chief Executive Officer nomination, after the presentation made by the Officer of the Human Resources and Governance Department, Mr. Luciano Siani, with a favorable report issued by the Strategic Committee, the Board of Directors resolved to (a) appoint Messrs. Eduardo Jorge Ledsham and Mário Alves Barbosa Neto as Executive Officers of Vale, whose term shall last until the May 21, 2011. The Executive Officers appointed herein have each declared that are free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976); and (b) reallocate attributions among the Executive Officers as follows: (i) Mr. José Carlos Martins, Executive Officer responsible for Ferrous Minerals is now responsible for Strategic Planning, Marketing and Trading of Bulk Materials and Basic Metals, and therefore, his title is now referred to as Executive Officer responsible for Marketing, Sales and Strategy (DEJM); (ii) Mr. Eduardo de Salles Bartolomeo, Executive Officer responsible for Logistics, Engineering and Project Management, is now responsible for the management of the Iron Ore, Manganese and Coal integrated mining systems (mine-railway-port), and therefore, his title is now referred to as Executive Officer responsible for Integrated Operations (DEEB); (iii) Mr. Tito Botelho Martins Junior, Executive Officer responsible for Non-ferrous Minerals, is now responsible for Basic Metals operations (Nickel, Copper and Aluminum), and therefore, his title is now referred to as Executive Officer responsible for Basic Metals Operations (DETM); (iv) Mr. Eduardo Jorge Ledsham shall be responsible for the Mining Exploration, Energy and Project Implementation, a new position created herein, and his title is now referred to as “Executive Officer responsible for

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LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
Exploration, Energy and Projects (DEEL); (v) Mr. Mário Alves Barbosa Neto shall be responsible for the Management and Development of the Fertilizer Business, a new position created herein, and his title is now referred to as “Executive Officer responsible for Fertilizers (DEMB); (vi) Mr. Fabio de Oliveira Barbosa, Executive Officer responsible for Finance and Investor Relations (DEFB), remains responsible for his current attributions that include global accountability, cash management, capital and risk structure and investor relations; (vii) Mrs. Carla Grasso, Executive Officer responsible for Human Resources and Corporate Services (DECG), also remains responsible for her current attributions that include HR Global, IT, Procurement and Shared Services. The institutional relations activities are hereon subordinated to the General Counsel, Mr. Fábio Eduardo de Pieri Spina. Therefore, the Executive Officers Board is now composed as follows: Mr. Roger Agnelli, CEO; Mrs. Carla Grasso, Executive Officer responsible for Human Resources and Corporate Services; Mr. Eduardo de Salles Bartolomeo, Executive Officer responsible for Integrated Operations; Mr. Eduardo Jorge Ledsham, Executive Officer responsible for Exploration, Energy and Projects, Mr. Fabio de Oliveira Barbosa, Executive Officer responsible for Finance and Investor Relations; Mr. José Carlos Martins, Executive Officer responsible for Marketing, Sales and Strategy; Mr. Mário Alves Barbosa Neto, Executive Officer responsible for Fertilizers; and Mr. Tito Botelho Martins Junior, Executive Officer responsible for Basic Metals Operations.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, May 27, 2010.
Fábio Eduardo de Pieri Spina
Secretary

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: May 27, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations